October 10, 2006
VIA EDGAR
Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Radyne Corporation
Form 10-K for the fiscal year ended Dec. 31, 2005, filed March 16, 2006
Form 10-Q for the quarters ended March 31 and June 30, 2006
File No. 000-11685
Dear Mr. Spirgel:
This letter responds to the Staff’s comments on the above referenced filings contained in the comment letter dated September 27, 2006. For your convenience, we have repeated the Staff’s comments in our letter and the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the year ended December 31, 2005
     Audit report, page 30
     1. The audit report includes a statement that audits are conducted in accordance with the “auditing standards” of the Public Company Accounting Oversight Board. Please ask your auditors to revise this language to comply with the guidance in Auditing Standard 1.
     Company Response:
     Our auditors acknowledge that the word “auditing” prior to the word “standards” is extraneous and is not consistent with the requirements of paragraph 3 of Auditing Standards 1. Our auditors will exclude the word “auditing” in this context in future filings.
     2. The audit report also states that audits are conducted in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Please ask your auditors to tell us why the report includes this representation.
     Company Response:
     Our auditors included reference to both the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board on the basis that the auditors’ opinion included in the Form 10-K covers the consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years ended December 31, 2005, 2004 and 2003 and that Auditing Standard 1 was not effective until May 14, 2004. As such our auditors determined it appropriate to include reference to both the Auditing

Standards Board (United States) and the Public Company Accounting Oversight Board to ensure that standards under which their audits were conducted were appropriately stated for each of the periods under audit. However, per Auditing Standard 1, paragraph 5, our auditors acknowledge that the PCAOB has adopted the prior standards, thus reference to the standards of the Auditing Standards Board is no longer necessary. Our auditors will omit this reference in future filings.
     Note 14 Acquisition — Business combination, page 45
     3. For your purchase of Xicom Technology, you disclose that you valued the stock issued at $9.10 “based on the 20 day average.” As the fair value of stock issued should be based on the market price a few days before and after the terms of the acquisition are agreed to and announced, tell us how you applied the guidance in SFAS 141 and EITF 99-12 in determining the value of the stock.
     Company Response:
     The disclosure of the $9.10 “based on the 20 day average” was computed for actual purchase price purposes for the number of shares that would be granted to the acquired shareholders. The merger agreement between Xicom Technology, Inc. and the Company provided for the shareholders of the acquired company to receive the equivalent of $2,000,000 in the form of Company stock based on the average value of the Company’s shares during the 20 days prior to the acquisition. This worked out to be $9.103 per share and the shareholders of the acquired company then received 219,708 shares of stock. For financial reporting purposes, the valuation of the shares was determined based on the average share price for the 2 days prior to through the 2 days after the acquisition agreement was signed and announced ($9.186 per share). Based on this, the fair value of the 219,708 shares of stock was $2,018,238 which you will note to be consistent with the amount attributed to ‘issuance of stock’ disclosed in the table of $2,018,000 (rounded). Management will be more diligent in future filings so that all disclosure text is adequate and that the text comports to information provided in the corresponding tables.
     4. We note your statement that the purchase price increased subsequent to the acquisition to reflect “additional acquisition costs.” Describe to us the nature, timing and amounts of the additional costs and why it is appropriate to adjust the purchase price, instead of recording an expense.
     Company Response:
     The below table describes the costs and timing of those costs that increased/decreased goodwill over the period from acquisition (May 27, 2005) through December 31, 2005.

Acquisition Costs
KPMG
-Audit of Xicom Technology, Inc for the three years ended October 3, 2004 and Review of six month period ended April 2, 2005, pursuant to Rule 3-05	133

Deloitte
-Valuation and other services related to acquisition of Xicom	36
-Tax consulting and purchase accounting on Xicom acquisition	44

80
Snell and other
-Services related to acquisition due diligence (including legal services)	40

A/R Provision Recovery
-The Company collected $50K of previously reserved receivables	(50)
(50)

Tax True Up
-Xicom had taken a tax position that is unlikely to be sustained upon examination	1,251

Total of ’05 adjustments to goodwill	1,454
The “Acquisition costs” were costs incurred beyond those initially estimated in the purchase price related to the valuation, audit of financial statements (pursuant to Rule 3-05 requirements), due diligence and legal work performed on behalf of the acquiring entity. These expenditures were direct costs and were recorded as an increase in Goodwill within the one year period (after the acquisition date) allowed for making such adjustments, in accordance with SFAS 141 — Business Combination paragraph 24.
The “A/R Provision Recovery”: The existing accounts receivable reserve of the acquiree was adjusted using Radyne’s specific reserve policy which provides for reserve against specific invoices that are over 90 days past due unless there are extenuating circumstances which would indicate that the invoice will be paid. Due to time constraints, such an in-depth evaluation was not performed for receivables over 90 days at the time the acquisition was originally recorded. During the allocation period, an invoice that had been reserved was collected and as such the Company reduced the reserve and reduced Goodwill accordingly.
The “Xicom Tax True-Up”: The Company was aware of certain tax positions taken by the acquiree prior to the acquisition date. During the allocation period an exhaustive tax analysis by the Company’s third party tax preparers was undertaken. It was found that a prior period tax position taken by Xicom is not likely to be sustained upon examination by the Internal Revenue Service, thus the Company recorded a reduction of tax assets related to this tax exposure.
     We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
We respectfully request that the Company not be required to file a Form 10-K/A considering the insignificance of the changes that would be necessary and the costs that such a filing would impose upon the Company.
Please forward any further comments or questions to me.
Very truly yours,

Malcolm Persen
Chief Financial Officer
Radyne Corporation